Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 2, 2005, accompanying the consolidated financial statements and schedule and management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of EFJ, Inc. and Subsidiaries’ internal control over financial reporting, included in the Annual Report of EFJ, Inc. on Form 10-K for the year ended December 31, 2004 which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of EFJ, Inc. on Amendment No. 1 to Form S-3 of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Vienna, VA

August 3, 2005